SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2745C102
(CUSIP Number)

Andrew Whalley 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11 Bermuda +1 (441) 295-4705

with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group*	(a) ☐ (b) ☐
3	SEC use only
4	Source of Funds	WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Bermuda
Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 17,857,927 common units*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 17,857,927 common units*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by the Reporting Person: 17,857,927 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	29.2%**
14	Type of Reporting Person	CO

*     Includes 15,949,831 common units representing limited partner interests ("Common Units") that were issued, effective June 30, 2016, upon the one-to-one conversion of all the issued and outstanding subordinated units representing limited partner interests ("Subordinated Units") upon the expiration of the subordination period as defined and set forth in the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP (the "Partnership"), as amended. The Reporting Person also owns a 2.0% general partner interest in the Partnership.

**   Calculation of percentage based on a total of 61,078,927 Common Units issued and outstanding as of July 22, 2016 after giving effect to the conversion of the Subordinated Units, as reported to the Reporting Person (defined below) by the Partnership.

CUSIP No. Y2745C102

SCHEDULE 13D

The Reporting Person is hereby filing this Amendment No. 6 to Schedule 13D (this "Statement") to report the conversion of 15,949,831 issued and outstanding Subordinated Units into 15,949,831 Common Units for no additional consideration, effective June 30, 2016, upon the expiration of the subordination period as set forth and defined in the Partnership's First Amended and Restated Agreement of Limited Partnership, as amended.

The Reporting Person is also reporting the purchase of 73,000 Common Units pursuant to the Reporting Person's previously announced unit purchase program under which it may purchase up to $25 million worth of Common Units until August 4, 2016

Item 1.  Security and Issuer.

This Statement is being filed with respect to the Common Units. The address of the principal executive offices of the Partnership is:

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11
Bermuda

Item 2.  Identity and Background

(a., b., c. and f.) This Statement is being filed on behalf of Golar LNG Limited, a limited company organized under the laws of Bermuda (the "Reporting Person"), which is the record holder of approximately 29.2% of the Partnership's Common Units, based on the number of Common Units outstanding after giving effect to the conversion of the Subordinated Units, as reported to the Reporting Person by the Partnership on July 22, 2016.

The address of the Reporting Person's principal place of business is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The principal business of the Reporting Person is to engage in the acquisition, ownership, operation and chartering of LNG carriers and floating storage and regasification units through its subsidiaries and the development of natural gas liquefaction projects.

CUSIP No. Y2745C102

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Person is set forth below. Unless otherwise indicated, the present principal occupation of each person is with the Reporting Person. If no business address is given, the director's or executive officer's business address is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Daniel Rabun	Chairman	Mr. Rabun's principal business address is 5600 Cross Timbers, Flower Mound, Texas 75022-3125, USA. Mr. Rabun is a citizen of the United States of America.

Tor Olav Trøim	Director	Mr. Trøim also serves as the Chairman of the board of directors of the Partnership. Mr. Trøim is a citizen of Norway.

Carl Steen	Director
Mr. Steen's principal business address is Ryghs vei 3, 0786, Oslo, Norway. Mr. Steen also serves as a Director of the Partnership, Wilhelm Wilhemsen Holding ASA and RS Platou ASA. Mr. Steen is a citizen of Norway.

Fredrik Halvorsen	Director	Mr. Halvorsen's principal business address is Fürstveien 75, 1367 Snarøya, Norway. Mr. Halvorsen also serves as Chairman of Acano (UK) Ltd. Mr. Halvorsen is a citizen of Norway.

Niels Stolt-Nielsen	Director
Mr. Stolt-Nielsen's principal business address is 65 Kingsway London, United Kingdom. Mr. Stolt-Nielsen is also the director and chief executive officer of Stolt-Nielsen Limited and is the Chairman and founding investor of Avance Gas. Mr. Stolt Nielsen is a citizen of Norway.

Lori Wheeler Naess	Director	Ms. Wheeler Naess' principal business address is Soerkedalsvn 94, 0376 Oslo, Norway. Ms. Wheeler Naess is a citizen of the United States of America.

Andrew Whalley	Director and Secretary	Mr. Whalley also serves as a Director of Provenance Information Assurance Limited. Mr. Whalley is a British Overseas Territory citizen.

Oscar Spieler	Chief Executive Officer of Golar Management Limited	Mr. Spieler is a citizen of Norway.

Brian Tienzo	Chief Financial Officer of Golar Management Limited	Mr. Tienzo is a citizen of the United Kingdom.

Oistein Dahl	Chief Operating Officer and Managing Director of Golar Wilhelmsen Management	Mr. Dahl is a citizen of Norway.

Hugo Skar	Chief Technical Officer of Golar Management Limited	Mr. Skar is a citizen of Norway.

CUSIP No. Y2745C102

(d. and e.) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

All 15,949,831 issued and outstanding Subordinated Units were converted into Common Units on a one-for-one basis for no additional consideration, effective June 30, 2016, upon the expiration of the subordination period as defined and set forth in the Partnership's First Amended and Restated Agreement of Limited Partnership, as amended.

Additionally, as set forth on Annex A to this Statement, since the date of the Schedule 13D/A filed by the Reporting Person with the U.S. Securities and Exchange Commission (the "Commission") on August 28, 2015, the Reporting Person has acquired 73,000 Common Units. The source of the funds for the acquisitions has been working capital.

Item 4.  Purpose of Transaction

The information contained in Item 6 below is incorporated herein by reference.

The Reporting Person at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Other than as described above, there are no material changes from the Schedule 13D/A filed by the Reporting Person with the Commission on August 28, 2015.

Item 5.  Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 61,078,927 common units outstanding as reported to the Reporting Person by the Partnership on July 22, 2016), are as follows:

a)	Amount beneficially owned: 17,857,927	Percentage: 29.2%

b)	Number of Common Units to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 17,857,927

	ii.	Shared power to vote or to direct the vote: 0

	iii.	Sole power to dispose or to direct the disposition of: 17,857,927
	iv.	Shared power to dispose or to direct the disposition of: 0

(c.) To the best knowledge of the Reporting Person, no transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described in this Statement.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Person.

(e.) Not applicable.

CUSIP No. Y2745C102

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 7, 2012, the Reporting Person pledged 13,000,000 Subordinated Units to the bond trustee (the "Bond Trustee") of the Reporting Person's 3.75% secured convertible bond due 2017 (the "Bonds") to serve as security for the Bonds. After the conversion of all of the Subordinated Units into Common Units, effective June 30, 2016, the Reporting Person pledged to the Bond Trustee the 13,000,000 Common Units, which were issued and received upon the conversion of the 13,000,000 Subordinated Units that were previously pledged, to serve as security for the Bonds.

Other than as described above, there are no material changes from the Schedule 13D/A filed with the Commission on August 28, 2015.

Item 7.  Material to be Filed as Exhibits.

Exhibit A
First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of April 13, 2011 (incorporated by reference to Exhibit 1.2 of the Annual Report on Form 20-F of the Partnership that was filed with the Commission on April 27, 2012).

Exhibit B
Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of December 13, 2012 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 6-K of the Partnership that was filed with the Commission on January 11, 2013).

Exhibit C	Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, dated as of May 13, 2016 (filed herewith).

Exhibit D
Bond Agreement dated March 5, 2012 between Golar LNG Limited and Norsk Tillitsmann ASA as bond trustee (incorporated by reference to Exhibit 4.6 of Golar LNG Limited Annual Report on Form 20-F that was filed with the Commission on May 1, 2013).

Exhibit E
Blocked Collateral Account Control Agreement, dated March 7, 2012, among Golar LNG Limited, Nordic Trustee ASA (formerly known as Norsk Tillitsmann ASA) and The Bank of New York Mellon (filed herewith).

Exhibit F
Press release of the Reporting Person dated August 4, 2015 announcing the unit purchase program (incorporated by reference to Exhibit A of the Schedule 13D/A filed with the Commission on August 28, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 28, 2016	GOLAR LNG LIMTED

	By:	/s/ Oscar Spieler
	Name:	Oscar Spieler
	Title:	Principal Executive Officer

Annex A

PARTY EFFECTING TRANSACTION	DATE	BUY/SELL(1)	QUANTITY	PRICE
Golar LNG Limited	September 9, 2015	Buy	50,000	$21.218
Golar LNG Limited	September 10, 2015	Buy	23,000	$20.999

(1)	Ordinary brokers transactions on the New York Stock Exchange.

EXHIBIT C
AMENDMENT NO. 2 TO FIRST AMENDED AND RESTATED
 AGREEMENT OF LIMITED PARTNERSHIP OF
GOLAR LNG PARTNERS LP
This Amendment No. 2 (this "Amendment") to the First Amended and Restated Agreement of Limited Partnership, dated as of April 13, 2011 (as amended by Amendment No. 1 thereto, the "Partnership Agreement"), of Golar LNG Partners LP, a Marshall Islands limited partnership (the "Partnership"), is entered into effective as of May 13, 2016. Capitalized terms used but not defined herein have the meaning given such terms in the Partnership Agreement.
WHEREAS, in accordance with Section 13.1(d)(i) of the Partnership Agreement, the Board of Directors and Golar LNG Limited have approved an amendment to Section 5.6(a) of the Partnership Agreement.
NOW THEREFORE, in consideration of the covenants, conditions and agreements contained herein, the Partnership Agreement is hereby amended as follows:
A.            Amendment. Section 5.6(a) of the Partnership Agreement is hereby amended and restated as follows:
    If the Subordination Period expires in accordance with the provisions of Section 5.6(b), the Subordinated Units shall convert into such number of Common Units as is prescribed by Section 5.6(b) upon such expiration of the Subordination Period. If the Subordination Period expires in accordance with any provisions of this Agreement other than Section 5.6(b), then the Subordinated Units shall convert into Common Units on a one-for-one on the last day of the fiscal quarter during which the Subordination Period expired.
B.            Agreement in Effect. Except as hereby amended, the Partnership Agreement shall remain in full force and effect.
C.            Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of The Republic of the Marshall Islands, without regard to principles of conflicts of laws.
D.            Invalidity of Provisions. If any provision of this Amendment is or becomes for any reason invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be effected thereby.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.
GOLAR LNG PARTNERS LP

By:	/s/ Brian Tienzo
Name: Brian Tienzo
Title: Authorised Person

GOLAR LNG LIMITED

By:	/s/ Brian Tienzo
Name: Brian Tienzo
Title: Authorised Person

EXHIBIT E

BLOCKED COLLATERAL ACCOUNT CONTROL AGREEMENT

AGREEMENT (the "Agreement"), dated as of March 7, 2012 among Golar LNG Limited, a limited company organized and existing under the laws of Bermuda ("Pledgor"), Norsk Tillitsmann ASA, a company organized and existing under the laws of Norway, as security agent and pledgee ("Secured Party") and The Bank of New York Mellon ("Securities Intermediary").

W I T N E S S E T H :

WHEREAS, Secured Party and Pledgor have entered into a pledge and security agreement dated as of March 7, 2012 (the "Collateral Agreement") pursuant to which Pledgor has agreed to pledge to Secured Party the Collateral (as defined below) in order to secure certain of Pledgor's obligations to Secured Party; and

WHEREAS, Secured Party and Pledgor have requested Securities Intermediary to hold the Collateral and to perform certain other functions as more fully described herein; and

WHEREAS, Securities Intermediary has agreed to act on behalf of Secured Party and Pledgor in respect of Collateral delivered to Securities Intermediary by Pledgor for the benefit of Secured Party, subject to the terms hereof;

NOW THEREFORE, in consideration of the mutual promises set forth hereafter, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Whenever used in this Agreement, the following words shall have the meanings set forth below:

1.  "Account" shall mean the custody account (account number 237987) established and maintained by Securities Intermediary in the name of Pledgor (as the same may be redesignated, renumbered or otherwise modified).

2.  "Authorized Person" shall be any person, whether or not an officer or employee of Secured Party, duly authorized by Secured Party to give Written Instructions on behalf of Secured Party, such persons to be designated in a Certificate of Authorized Persons which contains a specimen signature of such person.

3.  "Collateral" shall mean the financial assets (including the Pledged Interests and other investment property) , cash, and other property, in each case held in the Account.

4.  "Depository" shall mean the Treasury/Reserve Automated Debt Entry System maintained at The Federal Reserve Bank of New York for receiving and delivering securities, The Depository Trust Company, Euroclear, Clearstream Banking S.A. and any depository, book-entry system or clearing agency (and their respective successors and assigns)  authorized to act as a securities depository, securities depository,  or clearing agency, pursuant to applicable law and identified to Pledgor from time to time.

5.  "Pledged Interests" shall mean the 13,000,000 subordinated units representing Pledgor's limited partnership interests in Golar LNG Partners LP, a Marshall Islands limited partnership, which units are in certificated form, together with any common units of such partnership into which such subordinated units may be converted.

6.  "Subcustodian" shall mean a bank or other financial institution (other than a Depository) which is utilized by  Securities Intermediary in connection with the purchase, sale or custody of securities hereunder and identified to Pledgor and Secured Party from time to time.

7.  "UCC" shall mean the Uniform Commercial Code as in effect in the State of New York.

8.  "Written Instructions" shall meanwritten communications (including entitlement orders) received by Securities Intermediary via S.W.I.F.T., tested telex, letter, facsimile transmission, or other method or system specified by Securities Intermediary as available for use in connection with this Agreement.

The terms "bank", "deposit account", "entitlement holder", "entitlement order", "financial asset", "investment property", "proceeds", "security", "security entitlement" and "securities intermediary" shall have the meanings set forth in Articles 8 and 9 of the UCC.

ARTICLE II
APPOINTMENT AND STATUS OF SECURITIES INTERMEDIARY;
ACCOUNT

1.  Appointment; Identification of Collateral.  (a) Secured Party and Pledgor each hereby appoints Securities Intermediary to perform its duties as hereinafter set forth and, in respect of financial assets held in or credited to the Account, authorizes Securities Intermediary to hold such Collateral in the Account in (i) certificated form in the name of Pledgor and delivered to Securities Intermediary with an instrument of transfer executed in blank or (ii) registered form in the name of Securities Intermediary or the name of its nominees.  Securities Intermediary hereby accepts such appointment and agrees to establish and maintain the Account and appropriate records identifying the Collateral in the Account as pledged by Pledgor to Secured Party.  Pledgor hereby authorizes Securities Intermediary to comply with all Written Instructions originated by Secured Party with respect to the Collateral without further consent or direction from Pledgor or any other party.

2.  Status of the Account and the Securities Intermediary.  The parties hereto agree as follows:  (A) in connection with assets held in or credited to the Account other than cash, (i) the Account is and will be maintained by Securities Intermediary as a "securities account" as defined in Section 8-501(a) of the UCC, (ii) the Account is and will be maintained by the Securities Intermediary in its capacity as a "securities intermediary" within the meaning of Section 8-102(a) of the UCC, (iii) the Account is and will be maintained by Securities Intermediary for the benefit of Pledgor as the "entitlement holder" within the meaning of Section 8-102(a) of the UCC, and (iv) all such assets and other property (other than cash) held in the Account shall be treated as financial assets; and (B) in connection with cash held in or credited to the Account, (i) the Account is and will remain a "deposit account" within the meaning of Section 9-102(a) of the UCC, (ii) the Account is and will be maintained by the Securities Intermediary in its capacity as a "bank" within the meaning of Section 9-102(a) of the UCC; and (iii) the Securities Intermediary will maintain the Account for the benefit of Pledgor as the "customer" within the meaning of Section 4-104 of the UCC.

3.  Use of Depositories.  Secured Party and Pledgor hereby authorize Securities Intermediary to utilize Depositories to the extent possible in connection with its performance hereunder.  Collateral held by Securities Intermediary in a Depository will be held subject to the rules, terms and conditions of such Depository.  Where Collateral is held in a Depository, Securities Intermediary shall identify on its records as belonging to Pledgor and pledged to Secured Party a quantity of securities as part of a fungible bulk of securities held in Securities Intermediary's account at such Depository.  Securities deposited in a Depository will be represented in accounts which include only assets held by Securities Intermediary for its customers.

4.  Investment and Reinvestment of Cash Collateral.  During the term of this Agreement, Securities Intermediary shall not (i) be liable for paying interest on any cash held in the Account or (ii) invest or reinvest any cash held in the Account, other than pursuant to Written Instructions delivered to Securities Intermediary from Secured Party (on behalf of Pledgor) from time to time, directing Securities Intermediary to invest or reinvest all or a portion of such cash in one or more of the following: (a) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the United States government or (ii) issued by any agency of the United States the obligations of which are backed by the full faith and credit of the United States, in each case maturing within thirteen months after such date; (b) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within thirteen months after such date and having, at the time of the acquisition thereof, the highest rating obtainable from either Standard & Poor's ("S&P") or Moody's Investors Service, Inc. ("Moody's"); or (c) commercial paper maturing no more than 270 days from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody's.

Securities Intermediary shall have no liability for any loss sustained as a result of any investment selected as indicated in the previous sentence or made pursuant to the Written Instructions of Secured Party (on behalf of Pledgor), as a result of any liquidation of any investment prior to its maturity or for failure of Secured Party (on behalf of Pledgor) to give Securities Intermediary Written Instructions to invest or reinvest any funds in the Account.  In the absence of Written Instructions delivered to Securities Intermediary from Secured Party (on behalf of Pledgor), all funds in the Account will be held uninvested and no interest will accrue thereon.

ARTICLE III
COLLATERAL SERVICES

1.  Secured Party's Exclusive Control.  Until Securities Intermediary receives Written Instructions to terminate this Agreement pursuant to Section 1 of Article V from Secured Party, Securities Intermediary is authorized to, and shall, act solely upon any Written Instructions from Secured Party with respect to the Account and any Collateral credited thereto.  Secured Party shall with respect to the Account have all of the duties and obligations imposed by the Global Custody Terms and Conditions attached hereto as Appendix I and/ or this Agreement with respect to the Account.

2.  Collateral Removal; Substitutions.  Until Securities Intermediary receives Written Instructions to terminate this Agreement pursuant to Section 1 of Article V from Secured Party, Securities Intermediary is not authorized to act upon any instructions from Pledgor, including instructions to transfer Collateral from the Account, whether against payment or anticipation of payment, or to substitute other Collateral for any Collateral then held in the Account ("Substitute Collateral").

3.  Statements.  Securities Intermediary shall furnish Pledgor and Secured Party with advices of transactions affecting the Account and monthly Account statements.  Each of Pledgor and Secured Party may elect to receive advices and statements electronically through the Internet to an email address specified by it for such purpose.  By electing to use the Internet for this purpose, each of Pledgor and Secured Party acknowledges that such transmissions are not encrypted and therefore are insecure.  Each of Pledgor and Secured Party further acknowledges that there are other risks inherent in communicating through the Internet such as the possibility of virus contamination and disruptions in service, and agrees that Securities Intermediary shall not be responsible for any loss, damage or expense suffered or incurred by Pledgor, Secured Party, or any person claiming by or through Pledgor or Secured Party as a result of the use of such methods.

4.  Notice of Adverse Claims.  Securities Intermediary hereby represents that, to its knowledge, there are no liens, encumbrances or adverse claims against, and no other party has "control" (as such term is used in the UCC) over, the Account. Upon receipt of written notice of any lien, encumbrance or adverse claim against the Account or any portion of the Collateral carried therein, Securities Intermediary shall use reasonable efforts to notify Secured Party and Pledgor as promptly as practicable under the circumstances.

5.  Subordination of Lien, Set-off.  The parties agree that any security interest in or lien on, or right of set-off with respect to any of the Collateral that Securities Intermediary may now or in the future may have is hereby subordinated to the security interest of Secured Party under the Collateral Agreement, except to the extent of (a) any advances that Securities Intermediary may from time to time make to, or for the benefit of, Pledgor hereunder for purposes of clearing or settling purchases or sales of securities by Pledgor for credit to the Account but only to the extent such purchases or sales are authorized pursuant to Written Instructions of Secured Party, and (b) any fees, charges, expenses and other amounts not described in clause (a) above owed to Securities Intermediary and incurred in connection with the performance of its duties hereunder and the maintenance and operation of the Account, for which Securities Intermediary shall have a prior claim to the Collateral.

6.  No Rehypothecation.  Securities Intermediary shall have no right to, and shall not, rehypothecate, pledge, dispose of, or otherwise use any financial assets in the Account.

ARTICLE IV
GENERAL TERMS AND CONDITIONS

1.  Standard of Care; Limitation of Liability; Indemnification.  (a) Except as otherwise expressly provided herein, Securities Intermediary shall not be liable for any costs, expenses, damages, liabilities or claims, including attorneys' fees ("Losses") incurred by or asserted against Pledgor or Secured Party, except those Losses arising out of the gross negligence or willful misconduct of Securities Intermediary or an affiliate thereof. Securities Intermediary shall have no liability whatsoever for the action or inaction of any Depository. With respect to Losses arising out of the acts or failures to act of a Subcustodian (other than an affiliate of Securities Intermediary), Securities Intermediary shall take appropriate action to recover such Losses from such Subcustodian, and Securities Intermediary's sole responsibility and liability shall be limited to the amounts so received from such Subcustodian (exclusive of reasonable costs and expenses incurred by Securities Intermediary). In no event shall Securities Intermediary be liable to Pledgor, Secured Party or any third party  for special, indirect or consequential damages, or lost profits or loss of business, arising in connection with this Agreement, nor shall Securities Intermediary or any Subcustodian be liable: (i) for acting in accordance with any Written Instructions  actually received by Securities Intermediary and reasonably believed by Securities Intermediary to be given by an Authorized Person, which are reasonably believed to be in compliance with the terms of this Agreement; (ii) for conclusively presuming that all disbursements of cash or deliveries of Securities directed by Secured Party by a Written Instruction are in accordance with the Collateral Agreement, (iii) for  holding property in any particular country, including, but not limited to, Losses resulting from nationalization, expropriation or other governmental actions; regulation of the banking or securities industry; exchange or currency controls or restrictions, devaluations or fluctuations; availability of cash or Securities or market conditions which prevent the transfer of property or execution of Securities transactions or affect the value of property; (iv) for the insolvency of any Subcustodian (other than an affiliate of Securities Intermediary) or any Depository or for any Collateral held by such Depository or Subcustodian; (v) for failing to act on any Written Instructions, except to the extent such failure constitutes or results from the gross negligence or willful misconduct of Securities Intermediary or an affiliate thereof, or (vi) for any Losses due to forces beyond the control of Securities Intermediary, including without limitation strikes, work stoppages, acts of war or terrorism, insurrection, revolution, nuclear or natural catastrophes or acts of God, or interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services.

(b)  Secured Party and Pledgor agree, jointly and severally, to indemnify Securities Intermediary and hold Securities Intermediary harmless from and against any and all Losses sustained or incurred by or asserted against Securities Intermediary by reason of or as a result of any action or inaction, or arising out of Securities Intermediary's performance hereunder, including reasonable fees and expenses of counsel incurred by Securities Intermediary in a successful defense of claims by Pledgor or Secured Party; provided, that Pledgor and Secured Party shall not indemnify or hold harmless Securities Intermediary for those Losses arising out of Securities Intermediary's or its affiliates' gross negligence or willful misconduct.  This indemnity shall be a continuing obligation of Pledgor and Secured Party, their respective successors and assigns, notwithstanding the termination of this Agreement.

2.  No Obligation Regarding Quality of Collateral.  Without limiting the generality of the foregoing, Securities Intermediary shall be under no obligation to inquire into, and shall not be liable for, any Losses incurred by Pledgor, Secured Party or any other person as a result of the receipt or acceptance of fraudulent, forged or invalid Collateral, or Collateral which otherwise is not freely transferable or deliverable without encumbrance in any relevant market.

3.  No Responsibility Concerning Collateral Agreement.  Pledgor and Secured Party hereby agree that, notwithstanding references to the Collateral Agreement in this Agreement, Securities Intermediary has no interest in, and no duty, responsibility or obligation with respect to, the Collateral Agreement (including without limitation, no duty, responsibility or obligation to monitor Pledgor's or Secured Party's compliance with the Collateral Agreement or to know the terms of the Collateral Agreement).

4.  No Duty of Oversight.  Securities Intermediary is not at any time under any duty to monitor the value of any Collateral in the Account (including any dividends thereon) or the sufficiency or accuracy thereof or whether the Collateral is of a type required to be held in the Account, or  to supervise the investment of, or to advise or make any recommendation for the purchase, sale, retention or disposition of any Collateral.

5.  Advice of Counsel.  Securities Intermediary may, with respect to questions of law, obtain the advice of counsel and shall be fully protected with respect to anything done or omitted by it in good faith in conformity with such advice.

6.  No Collection Obligations.  Securities Intermediary shall be under no obligation to take action to collect any amount payable on Collateral  (including any dividends thereon) in default, or if payment is refused after due demand and presentment.  Pledgor will notify Securities Intermediary and Secured Party in writing, in advance, of the amount and payment dates of any dividends or other amounts payable on Collateral.

7.  Fees and Expenses.  Pledgor agrees to pay to Securities Intermediary the fees as may be agreed upon from time to time.  Pledgor shall reimburse Securities Intermediary for all costs associated with transfers of Collateral to Securities Intermediary and records kept in connection with this Agreement.  Pledgor shall also reimburse Securities Intermediary for out‑of‑pocket expenses which are a normal incident of the services provided hereunder.

8.  Effectiveness of Instructions; Reliance; Risk Acknowledgements; Additional Terms.  (a) Subject to the terms below, Securities Intermediary shall be entitled to rely upon any Written Instructions which are actually received by Securities Intermediary and reasonably believed by Securities Intermediary to be duly authorized and delivered.

(b)  If Securities Intermediary receives Written Instructions which appear on their face to have been transmitted via (i) computer facsimile, email, the Internet or other insecure electronic method, or (ii) secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys, Secured Party and Pledgor each understands and agrees that Securities Intermediary cannot determine the identity of the actual sender of such Written Instructions and that Securities Intermediary shall conclusively presume that such Written Instructions have been sent by an Authorized Person.  Secured Party shall be responsible for ensuring that only its Authorized Persons transmit such Written Instructions to Securities Intermediary and that all of its Authorized Persons treat applicable user and authorization codes, passwords and/or authentication keys with extreme care.

(c)  Secured Party and Pledgor each acknowledges and agrees that it is fully informed of the protections and risks associated with the various methods of transmitting Written Instructions to Securities Intermediary and that there may be more secure methods of transmitting Written Instructions than the method(s) selected by it.  Secured Party and Pledgor each agrees that the security procedures (if any) to be followed in connection with Secured Party's transmission of Written Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances.

(d)  If Secured Party elects to transmit Written Instructions through an on-line communication system offered by Securities Intermediary, its use thereof shall be subject to the Terms and Conditions attached hereto as Appendix I.  If Secured Party elects (with Securities Intermediary's prior consent) to transmit Written Instructions through an on-line communications service owned or operated by a third party, it agrees that Securities Intermediary shall not be responsible or liable for the reliability or availability of any such service.

9.  Account Disclosure.  Securities Intermediary is authorized to supply any information regarding the Account which is required by any law or governmental regulation now or hereafter in effect.

10.  Force Majeure.  Securities Intermediary shall not be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents; labor disputes; acts of civil or military authority; governmental actions; inability to obtain labor, material, equipment or transportation.

11.  Pricing Services.  Securities Intermediary may, as an accommodation, provide pricing or other information services to Pledgor and/or Secured Party in connection with this Agreement.  Securities Intermediary may utilize any vendor (including securities brokers and dealers) reasonably believed by it to be reliable to provide such information.  Under no circumstances shall Securities Intermediary be liable for any loss, damage or expense suffered or incurred by Pledgor or Secured Party as a result of errors or omissions with respect to any pricing or other information utilized by Securities Intermediary hereunder.

13.  No Implied Duties.  Securities Intermediary shall have no duties or responsibilities whatsoever except such duties and responsibilities as are specifically set forth in this Agreement, and no covenant or obligation shall be implied against Securities Intermediary in connection with this Agreement. No provision of this Agreement shall require Securities Intermediary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

14.  Global Custody Terms and Conditions. The Account and the Collateral shall be subject to the Global Custody Terms and Conditions attached hereto as Appendix II, except that in the event of any conflict between the express provisions of this Agreement and such Global Custody Terms and Conditions, the express provisions of this Agreement shall control.

ARTICLE V
MISCELLANEOUS

1.  Termination.  This Agreement shall terminate upon (a) Securities Intermediary's receipt of Written Instructions from Secured Party expressly stating that Secured Party no longer claims any security interest in the Collateral and Securities Intermediary's subsequent transfer of the Collateral from the Account pursuant to Pledgor's written entitlement order, (b) Securities Intermediary's receipt of Written Instructions from Secured Party expressly terminating this Agreement following a transfer of the Collateral to Secured Party, or (c) by any party other than Pledgor upon not less than ninety (90) days prior written notice of termination to the other parties, provided that termination pursuant to (c) above shall not affect or terminate Secured Party's security interest in the Collateral.  Upon termination pursuant to (c) above, Securities Intermediary shall follow Written Instructions of Secured Party concerning the transfer of Collateral.  Except as otherwise provided herein, all obligations of the parties to each other hereunder shall cease upon termination of this Agreement.

2.  Certificates of Authorized Persons.  Secured Party agrees to furnish to Securities Intermediary a new Certificate of Authorized Persons in the event of any change in the then present Authorized Persons.  Until such new Certificate is received, Securities Intermediary shall be fully protected in acting upon Written Instructions of such present Authorized Persons.

3.  Notices.  (a) Any notice or other instrument in writing, authorized or required by this Agreement to be given to Securities Intermediary, shall be sufficiently given if addressed to Securities Intermediary and received by it at its offices at 101 Barclay Street, 4E, New York, New York 10286, or at such other place as Securities Intermediary may from time to time designate in writing.

(b)  Any notice or other instrument in writing, authorized or required by this Agreement to be given to Secured Party shall be sufficiently given if addressed to Secured Party and received by it at its offices at Postboks 1470 Vika, 0116 Oslo, Norway, Attention: Fredrik Lundberg, or at such other place as Secured Party may from time to time designate in writing.

(c)  Any notice or other instrument in writing, authorized or required by this Agreement to be given to Pledgor shall be sufficiently given if addressed to Pledgor and received by it at its offices at c/o Golar Management Ltd., 13th Floor, One America Square, 17 Crosswall, London EC3N 2LB, United Kingdom, Attention: CFO, or at such other place as Pledgor may from time to time designate in writing.

4.  Cumulative Rights; No Waiver.  Each and every right granted to Securities Intermediary hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time.  No failure on the part of Securities Intermediary to exercise, and no delay in exercising, any right will operate as a waiver thereof, nor will any single or partial exercise by Securities Intermediary of any right preclude any other future exercise thereof or the exercise of any other right.

5.  Severability; Amendments; Assignment.  In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions shall not in any way be affected thereby.  This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties hereto.  This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by any party without the written consent of the other parties.

6.  Governing Law; Jurisdiction; Waiver of Immunity; Jury Trial Waiver.  This Agreement and the Account shall be governed by and construed in accordance with the substantive laws of the State of New York, without regard to conflicts of laws principles thereof (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law).  The State of New York shall be deemed to be the location of Securities Intermediary.  Secured Party, Pledgor and Securities Intermediary hereby consent to the jurisdiction of a state or federal court situated in New York City, New York in connection with any dispute arising hereunder.  To the extent that in any jurisdiction Secured Party or Pledgor may now or hereafter be entitled to claim, for itself or its assets, immunity from suit, execution, attachment (before or after judgment) or other legal process, Secured Party and Pledgor each irrevocably agrees not to claim, and hereby waives, such immunity.  Secured Party, Pledgor and Securities Intermediary each hereby irrevocably waives any and all rights to trial by jury in any legal proceeding arising out of or relating to this Agreement.

7.  No Third Party Beneficiaries.  In performing hereunder, Securities Intermediary is acting solely on behalf of Secured Party and Pledgor and no contractual or service relationship shall be deemed to be established hereby between Securities Intermediary and any other person.

8.  Headings.  Section headings are included in this Agreement for convenience only and shall have no substantive effect on its interpretation.

9.  Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

10.  USA PATRIOT ACT.  Pledgor and Secured Party hereby acknowledge that Securities Intermediary is subject to federal laws, including the Customer Identification Program (CIP) requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which Securities Intermediary must obtain, verify and record information that allows Securities Intermediary to identify each of Pledgor and Secured Party.  Accordingly, prior to opening an Account hereunder Securities Intermediary will ask Pledgor and/or Secured Party to provide certain information including, but not limited to, Pledgor's and/or Secured Party's name, physical address, tax identification number and other information that will help Securities Intermediary to identify and verify each of Pledgor's and Secured Party's identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information.  Pledgor and Secured Party agree that Securities Intermediary cannot open an Account hereunder unless and until Securities Intermediary verifies Pledgor's and/or Secured Party's identity in accordance with its CIP.

IN WITNESS WHEREOF, Secured Party, Pledgor and Securities Intermediary have caused this Agreement to be executed by their respective officers, thereunto duly authorized, as of the day and year first above written.

GOLAR LNG LIMITED, as Pledgor

By:	/s/ Brian Tienzo
Brian Tienzo
Title:	Attorney-in-fact

NORSK TILLITSMANN ASA, as security agent, as Secured Party

By:	/s/ Fredrik Lundberg
Fredrik Lundberg
Title:

THE BANK OF NEW YORK MELLON, as Securities Intermediary

By:	/s/ John T. Needham, Jr.
John T. Needham, Jr.
Title:	Vice President

APPENDIX I

ELECTRONIC SERVICES TERMS AND CONDITIONS

1.  License; Use. (a) This Appendix I shall govern Golar LNG Limited's and Norsk Tillitsmann ASA's (each a "Customer") use of electronic communications, information delivery, portfolio management and banking services, that The Bank of New York Mellon and its affiliates ("BNYM") may provide to Customer, such as The Bank of New York Mellon Inform ™ and The Bank of New York Mellon CA$H-Register Plus®, and any computer software, proprietary data and documentation provided by BNYM to Customer in connection therewith (collectively, the "Electronic Services"). In the event of any conflict between the terms of this Appendix I and the main body of this Agreement with respect to Customer's use of the Electronic Services, the terms of this Appendix I shall control.

(b) BNYM grants to Customer a personal, nontransferable and nonexclusive license to use the Electronic Services to which Customer subscribes solely for the purpose of transmitting instructions and information ("Written Instructions"), obtaining reports, analyses and statements and other information and data, making inquiries and otherwise communicating with BNYM in connection with the Customer's relationship with BNYM.  Customer shall use the Electronic Services solely for its own internal and proper business purposes and not in the operation of a service bureau.  Except as set forth herein, no license or right of any kind is granted to Customer with respect to the Electronic Services.  Customer acknowledges that BNYM and its suppliers retain and have title and exclusive proprietary rights to the Electronic Services, including any trade secrets or other ideas, concepts, know-how, methodologies, and information incorporated therein and the exclusive rights to any copyrights, trade dress, look and feel, trademarks and patents (including registrations and applications for registration of either), and other legal protections available in respect thereof.  Customer further acknowledges that all or a part of the Electronic Services may be copyrighted or trademarked (or a registration or claim made therefor) by BNYM or its suppliers.  Customer shall not take any action with respect to the Electronic Services inconsistent with the foregoing acknowledgments, nor shall Customer attempt to decompile, reverse engineer or modify the Electronic Services.  Customer may not copy, distribute, sell, lease or provide, directly or indirectly, the Electronic Services or any portion thereof to any other person or entity without BNYM's prior written consent.  Customer may not remove any statutory copyright notice or other notice included in the Electronic Services.  Customer shall reproduce any such notice on any reproduction of any portion of the Electronic Services and shall add any statutory copyright notice or other notice upon BNYM's request.

(c) Portions of the Electronic Services may contain, deliver or rely on data supplied by third parties ("Third Party Data"), such as pricing data and indicative data, and services supplied by third parties ("Third Party Services") such as analytic and accounting services.  Third Party Data and Third Party Services supplied hereunder are obtained from sources that BNYM believes to be reliable but are provided without any independent investigation by BNYM.  BNYM and its suppliers do not represent or warrant that the Third Party Data or Third Party Services are correct, complete or current.  Third Party Data and Third Party Services are proprietary to their suppliers, are provided solely for Customer's internal use, and may not be reused, disseminated or redistributed in any form.  Customer shall not use any Third Party Data in any manner that would act as a substitute for obtaining a license for the data directly from the supplier.  Third Party Data and Third Party Services should not be used in making any investment decision.  BNYM AND ITS SUPPLIERS ARE NOT RESPONSIBLE FOR ANY RESULTS OBTAINED FROM THE USE OF OR RELIANCE UPON THIRD PARTY DATA OR THIRD PARTY SERVICES.  BNYM's suppliers of Third Party Data and Services are intended third party beneficiaries of this Section 1(c) and Section 5 below.

(d) Customer understands and agrees that any links in the Electronic Services to Internet sites may be to sites sponsored and maintained by third parties.  BNYM make no guarantees, representations or warranties concerning the information contained in any third party site (including without limitation that such information is correct, current, complete or free of viruses or other contamination), or any products or services sold through third party sites.  All such links to third party Internet sites are provided solely as a convenience to Customer and Customer accesses and uses such sites at its own risk.  A link in the Electronic Services to a third party site does not constitute BNYM's endorsement, authorisation or sponsorship of such site or any products and services available from such site.

2.  Equipment.  Customer shall obtain and maintain at its own cost and expense all equipment and services, including but not limited to communications services, necessary for it to utilize and obtain access to the Electronic Services, and BNYM shall not be responsible for the reliability or availability of any such equipment or services.

3.  Proprietary Information.  The Electronic Services, and any proprietary data (including Third Party Data), processes, software, information and documentation made available to Customer (other than which are or become part of the public domain or are legally required to be made available to the public) (collectively, the "Information"), are the exclusive and confidential property of BNYM or its suppliers.  However, for the avoidance of doubt, reports generated by Customer containing information relating to its account(s) (except for Third Party Data contained therein) are not deemed to be within the meaning of the term "Information."  Customer shall keep the Information confidential by using the same care and discretion that Customer uses with respect to its own confidential property and trade secrets, but not less than reasonable care.  Upon termination of the Agreement or the licenses granted herein for any reason, Customer shall return to BNYM any and all copies of the Information which are in its possession or under its control (except that Customer may retain reports containing Third Party Data, provided that such Third Party Data remains subject to the provisions of this Appendix).  The provisions of this Section 3 shall not affect the copyright status of any of the Information which may be copyrighted and shall apply to all information whether or not copyrighted.

4.  Modifications.  BNYM reserves the right to modify the Electronic Services from time to time.  Customer agrees not to modify or attempt to modify the Electronic Services without BNYM's prior written consent.  Customer acknowledges that any modifications to the Electronic Services, whether by Customer or BNYM and whether with or without BNYM's consent, shall become the property of BNYM.

5.  NO REPRESENTATIONS OR WARRANTIES; LIMITATION OF LIABILITY.  BNYM AND ITS MANUFACTURERS AND SUPPLIERS MAKE NO WARRANTIES OR REPRESENTATIONS WITH RESPECT TO THE ELECTRONIC SERVICES OR ANY THIRD PARTY DATA OR THIRD PARTY SERVICES, EXPRESS OR IMPLIED, IN FACT OR IN LAW, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE.  CUSTOMER ACKNOWLEDGES THAT THE ELECTRONIC SERVICES, THIRD PARTY DATA AND THIRD PARTY SERVICES ARE PROVIDED "AS IS."  TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT SHALL BNYM OR ANY SUPPLIER BE LIABLE FOR ANY DAMAGES, WHETHER DIRECT, INDIRECT SPECIAL, OR CONSEQUENTIAL, WHICH CUSTOMER MAY INCUR IN CONNECTION WITH THE ELECTRONIC SERVICES, THIRD PARTY DATA OR THIRD PARTY SERVICES, EVEN IF BNYM OR SUCH SUPPLIER KNEW OF THE POSSIBILITY OF SUCH DAMAGES.  IN NO EVENT SHALL BNYM OR ANY SUPPLIER BE LIABLE FOR ACTS OF GOD, MACHINE OR COMPUTER BREAKDOWN OR MALFUNCTION, INTERRUPTION OR MALFUNCTION OF COMMUNICATION FACILITIES, LABOR DIFFICULTIES OR ANY OTHER SIMILAR OR DISSIMILAR CAUSE BEYOND THEIR REASONABLE CONTROL.

6.  Security; Reliance; Unauthorized Use; Funds Transfers. BNYM will establish security procedures to be followed in connection with the use of the Electronic Services, and Customer agrees to comply with the security procedures.  Customer understands and agrees that the security procedures are intended to determine whether instructions received by BNYM through the Electronic Services are authorized but are not (unless otherwise specified in writing) intended to detect any errors contained in such instructions.  Customer will cause all persons utilizing the Electronic Services to treat any user and authorization codes, passwords, authentication keys and other security devices with the highest degree of care and confidentiality.  Upon termination of Customer's use of the Electronic Services, Customer shall return to BNYM any security devices (e.g., token cards) provided by BNYM.  BNYM is hereby irrevocably authorized to comply with and rely upon on Written Instructions and other communications, whether or not authorized, received by it through the Electronic Services.  Customer acknowledges that it has sole responsibility for ensuring that only Authorized Persons use the Electronic Services and that to the fullest extent permitted by applicable law BNYM shall not be responsible nor liable for any unauthorized use thereof or for any losses sustained by Customer arising from or in connection with the use of the Electronic Services or BNYM's reliance upon and compliance with Written Instructions and other communications received through the Electronic Services.  With respect to instructions for a transfer of funds issued through the Electronic Services, when instructed to credit or pay a party by both name and a unique numeric or alpha-numeric identifier (e.g. ABA number or account number), the BNYM, its affiliates, and any other bank participating in the funds transfer, may rely solely on the unique identifier, even if it identifies a party different than the party named.  Such reliance on a unique identifier shall apply to beneficiaries named in such instructions as well as any financial institution which is designated in such instructions to act as an intermediary in a funds transfer.  It is understood and agreed that unless otherwise specifically provided herein, and to the extent permitted by applicable law, the parties hereto shall be bound by the rules of any funds transfer system utilized to effect a funds transfer hereunder.

7.  Acknowledgments.  BNYM shall acknowledge through the Electronic Services its receipt of each Written Instruction communicated through the Electronic Services, and in the absence of such acknowledgment BNYM shall not be liable for any failure to act in accordance with such Written Instruction and Customer may not claim that such Written Instruction was received by BNYM.  BNYM may in its discretion decline to act upon any instructions or communications that are insufficient or incomplete or are not received by BNYM in sufficient time for BNYM to act upon, or in accordance with such instructions or communications.

8.  Viruses.  Customer agrees to use reasonable efforts to prevent the transmission through the Electronic Services of any software or file which contains any viruses, worms, harmful component or corrupted data and agrees not to use any device, software, or routine to interfere or attempt to interfere with the proper working of the Electronic Services.

9.  Encryption.  Customer acknowledges and agrees that encryption may not be available for every communication through the Electronic Services, or for all data.  Customer agrees that BNYM may deactivate any encryption features at any time, without notice or liability to Customer, for the purpose of maintaining, repairing or troubleshooting its systems.

10. On-Line Inquiry and Modification of Records. In connection with Customer's use of the Electronic Services, BNYM may, at Customer's request, permit Customer to enter data directly into a BNYM database for the purpose of modifying certain information maintained by BNYM's systems, including, but not limited to, change of address information.  To the extent that Customer is granted such access, Customer agrees to indemnify and hold BNYM harmless from all loss, liability, cost, damage and expense (including attorney's fees and expenses) to which BNYM may be subjected or which may be incurred in connection with any claim which may arise out of or as a result of changes to BNYM database records initiated by Customer.

11.  Agents.   Customer may, on advance written notice to the BNYM, permit its agents and contractors ("Agents") to access and use the Electronic Services on Customer's behalf, except that the BNYM reserves the right to prohibit Customer's use of any particular Agent for any reason.  Customer shall require its Agent(s) to agree in writing to be bound by the terms of the Agreement, and Customer shall be liable and responsible for any act or omission of such Agent in the same manner, and to the same extent, as though such act or omission were that of Customer.  Each submission of a Written Instruction or other communication by the Agent through the Electronic Services shall constitute a representation and warranty by the Customer that the Agent continues to be duly authorized by the Customer to so act on its behalf and the BNYM may rely on the representations and warranties made herein in complying with such Written Instruction or communication.  Any Written Instruction or other communication through the Electronic Services by an Agent shall be deemed that of Customer, and Customer shall be bound thereby whether or not authorized. Customer may, subject to the terms of this Agreement and upon advance written notice to the Bank, provide a copy of the Electronic Service user manuals to its Agent if the Agent requires such copies to use the Electronic Services on Customer's behalf.  Upon cessation of any such Agent's services, Customer shall promptly terminate such Agent's access to the Electronic Services, retrieve from the Agent any copies of the manuals and destroy them, and retrieve from the Agent any token cards or other security devices provided by BNYM and return them to BNYM.

APPENDIX II
GLOBAL CUSTODY TERMS AND CONDITIONS

ARTICLE I
CUSTODY AND RELATED SERVICES

1.  (a)            Subject to these Global Custody Terms and Conditions, Pledgor hereby authorizes Securities Intermediary to hold any Securities received by it from time to time for Pledgor's account. Securities Intermediary shall be entitled to utilize Depositories and Subcustodians to the extent possible in connection with its performance hereunder, provided that any such Depositories or Subcustodians shall be appointed with due care and identified to Pledgor and Secured Party.  Securities and cash deposited by Securities Intermediary in a Depository will be held subject to the rules, terms and conditions of such Depository.  Securities and cash held through Subcustodians shall be held subject to the terms and conditions of Securities Intermediary's agreements with such Subcustodians.  Subcustodians may be authorized to hold Securities in central securities depositories or clearing agencies in which such Subcustodians participate.  Unless otherwise required by local law or practice or a particular subcustodian agreement, Securities deposited with Subcustodians will be held in a commingled account in the name of Securities Intermediary as custodian or trustee for its customers.  Securities Intermediary shall identify on its books and records the Securities and cash belonging to Pledgor, whether held directly or indirectly through Depositories or Subcustodians.

(b)  Unless applicable law otherwise requires, Securities Intermediary shall hold Securities indirectly through a Subcustodian only if (i) the Securities are not subject to any right, charge, security interest, lien or claim of any kind in favor of such Subcustodian or its creditors, including a receiver or trustee in bankruptcy or similar authority, except for a claim of payment for the safe custody or administration of Securities or for funds advanced on behalf of Pledgor by such Subcustodian, and (ii) beneficial ownership of the Securities is freely transferable without the payment of money or value other than for safe custody or administration.

2.  Securities Intermediary shall furnish Pledgor and Secured Party with an advice of daily transactions and a monthly summary of all transfers to or from the Accounts.  Pledgor and Secured Party each may elect to receive advices, confirmations, reports or statements electronically through the Internet to an email address specified by it for such purpose.  By electing to use the Internet for this purpose, Pledgor and Secured Party each acknowledge that such transmissions are not encrypted and therefore are insecure.  Pledgor and Secured Party each further acknowledges that there are other risks inherent in communicating through the Internet such as the possibility of virus contamination and disruptions in service, and agrees that Securities Intermediary shall not be responsible for any loss, damage or expense suffered or incurred by Pledgor or Secured Party or any person claiming by or through Pledgor or Secured Party as a result of the use of such methods.

3. With respect to all Securities held hereunder, Securities Intermediary shall, unless otherwise instructed to the contrary:

(a)  Receive all income and other payments and advise Pledgor as promptly as practicable of any such amounts due but not paid;

(b)  Present for payment and receive the amount paid upon all Securities which may mature and advise Pledgor as promptly as practicable of any such amounts due but not paid;

(c)  Forward to Secured Party all information or documents that it may receive from an issuer of Securities which, in the opinion of Securities Intermediary, are intended for the beneficial owner of Securities;

(d)  Execute, as custodian, any certificates of ownership, affidavits, declarations or other certificates under any tax laws now or hereafter in effect in connection with the collection of bond and note coupons;

(e)  Hold directly or through a Depository or Subcustodian all rights and similar Securities issued with respect to any Securities credited to an Account hereunder; and

(f)  Endorse for collection checks, drafts or other negotiable instruments.

4.   (a)            Securities Intermediary shall notify Secured Party of such rights or discretionary actions or of the date or dates by when such rights must be exercised or such action must be taken provided that Securities Intermediary has received, from the issuer or the relevant Depository (with respect to Securities issued in the United States) or from the relevant Subcustodian, Depository or a nationally or internationally recognized bond or corporate action service to which Securities Intermediary subscribes, timely notice of such rights or discretionary corporate action or of the date or dates such rights must be exercised or such action must be taken.  Absent actual receipt of such notice, Securities Intermediary shall have no liability for failing to so notify Secured Party.

(b)  Whenever Securities (including, but not limited to, warrants, options, tenders, options to tender or non‑mandatory puts or calls) confer optional rights on Pledgor or provide for discretionary action or alternative courses of action by Pledgor, Pledgor shall be responsible for making any decisions relating thereto and for directing Secured Party to direct Securities Intermediary to act.  In order for Securities Intermediary to act, it must receive Secured Party's Written Instructions (on behalf of Pledgor) at Securities Intermediary's offices, addressed as Securities Intermediary may from time to time request, not later than noon at least two (2) Business Days prior to the last scheduled date to act with respect to such Securities (or such earlier date or time as Securities Intermediary may notify Secured Party).  Absent Securities Intermediary's timely receipt of such Written Instructions, Securities Intermediary shall not be liable for failure to take any action relating to or to exercise any rights conferred by such Securities. As used herein the term Business Day shall mean any day on which Securities Intermediary and the relevant Subcustodians and Depositories are open for business.

5.  Securities Intermediary will make available to Secured Party  (on behalf of Pledgor) proxy voting services upon the request of, and for the jurisdictions selected by, Secured Party (on behalf of Pledgor) in accordance with terms and conditions to be mutually agreed upon by Securities Intermediary and Secured Party (on behalf of Pledgor).

6.  Securities Intermediary shall promptly advise Secured Party (on behalf of Pledgor) upon its notification of the partial redemption, partial payment or other action affecting less than all Securities of the relevant class.  If Securities Intermediary, any Subcustodian or Depository holds any such Securities in which Pledgor has an interest as part of a fungible mass, Securities Intermediary, such Subcustodian or Depository may select the Securities to participate in such partial redemption, partial payment or other action in any non-discriminatory manner that it customarily uses to make such selection.

7.  Securities Intermediary shall not under any circumstances accept bearer interest coupons which have been stripped from United States federal, state or local government or agency securities unless explicitly agreed to by Securities Intermediary in writing.

8.  Pledgor shall be liable for all taxes, assessments, duties and other governmental charges, including any interest or penalty with respect thereto ("Taxes"), with respect to any cash or Securities held on behalf of Pledgor or any transaction related thereto.  Pledgor shall indemnify Securities Intermediary and each Subcustodian for the amount of any Tax that Securities Intermediary, any such Subcustodian or any other withholding agent is required under applicable laws (whether by assessment or otherwise) to pay on behalf of, or in respect of income earned by or payments or distributions made to or for the account of Pledgor (including any payment of Tax required by reason of an earlier failure to withhold).  Securities Intermediary shall, or shall instruct the applicable Subcustodian or other withholding agent to, withhold the amount of any Tax which is required to be withheld under applicable law upon collection of any dividend, interest or other distribution made with respect to any Security and any proceeds or income from the sale, loan or other transfer of any Security.  In the event that Securities Intermediary or any Subcustodian is required under applicable law to pay any Tax on behalf of Pledgor, Securities Intermediary is hereby authorized to withdraw cash from any cash account in the amount required to pay such Tax and to use such cash, or to remit such cash to the appropriate Subcustodian, for the timely payment of such Tax in the manner required by applicable law.  If the aggregate amount of cash in all cash accounts is not sufficient to pay such Tax, Securities Intermediary shall promptly notify Pledgor of the additional amount of cash (in the appropriate currency) required, and Pledgor shall directly deposit such additional amount in the appropriate cash account promptly after receipt of such notice, for use by Securities Intermediary as specified herein.  In the event that Securities Intermediary reasonably believes that Pledgor is eligible, pursuant to applicable law or to the provisions of any tax treaty, for a reduced rate of, or exemption from, any Tax which is otherwise required to be withheld or paid on behalf of Pledgor under any applicable law, Securities Intermediary shall, or shall instruct the applicable Subcustodian or withholding agent to, either withhold or pay such Tax at such reduced rate or refrain from withholding or paying such Tax, as appropriate; provided that Securities Intermediary shall have received from Pledgor all documentary evidence of residence or other qualification for such reduced rate or exemption required to be received under such applicable law or treaty.  In the event that Securities Intermediary reasonably believes that a reduced rate of, or exemption from, any Tax is obtainable only by means of an application for refund, Securities Intermediary and the applicable Subcustodian shall have no responsibility for the accuracy or validity of any forms or documentation provided by Pledgor to Securities Intermediary hereunder.  Pledgor hereby agrees to indemnify and hold harmless Securities Intermediary and each Subcustodian in respect of any liability arising from any underwithholding or underpayment of any Tax which results from the inaccuracy or invalidity of any such forms or other documentation, and such obligation to indemnify shall be a continuing obligation of Pledgor, its successors and assigns, notwithstanding the termination of these Global Custody Terms and Conditions..

9.  (a)            For the purpose of settling Securities and foreign exchange transactions, Pledgor shall provide Securities Intermediary with sufficient immediately available funds for all transactions by such time and date as conditions in the relevant market dictate.  As used herein, "sufficient immediately available funds" shall mean either (i) sufficient cash denominated in the currency of Pledgor's home jurisdiction to purchase the necessary foreign currency, or (ii) sufficient applicable foreign currency to settle the transaction.  Securities Intermediary shall provide Pledgor with immediately available funds each day which result from the actual settlement of all sale transactions, based upon advices received by Securities Intermediary from its Subcustodians and Depositories.  Such funds shall be in the currency of Pledgor's home jurisdiction or such other currency as Pledgor may specify to Securities Intermediary.

(b)  Any foreign exchange transaction effected by Securities Intermediary in connection with these Global Custody Terms and Conditions may be entered with Securities Intermediary or an affiliate of Securities Intermediary acting as principal or otherwise through customary banking channels.  Secured Party (on behalf of Pledgor) may issue standing Written Instructions with respect to foreign exchange transactions but Securities Intermediary may establish rules or limitations concerning any foreign exchange facility made available to Pledgor.  Pledgor shall bear all risks of investing in Securities or holding cash denominated in a foreign currency.  Without limiting the foregoing, Pledgor shall bear the risks that rules or procedures imposed by Depositories, exchange controls, asset freezes or other laws, rules, regulations or orders shall prohibit or impose burdens or costs on the transfer to, by or for the account of Pledgor of Securities or cash held outside Pledgor's jurisdiction or denominated in a currency other than its home jurisdiction or the conversion of cash from one currency into another currency. Securities Intermediary shall not be obligated to substitute another currency for a currency whose transferability, convertibility or availability has been affected by such law, regulation, rule or procedure.  Neither Securities Intermediary nor any Subcustodian shall be liable to Pledgor for any loss resulting from any of the foregoing events.

10.  To the extent Securities Intermediary has agreed to provide pricing or other information services in connection with these Global Custody Terms and Conditions, Securities Intermediary is authorized to utilize any vendor (including brokers and dealers of Securities) reasonably believed by Securities Intermediary to be reliable to provide such information.  Pledgor understands that certain pricing information with respect to complex financial instruments (e.g., derivatives) may be based on calculated amounts rather than actual market transactions and may not reflect actual market values, and that the variance between such calculated amounts and actual market values may or may not be material.  Where vendors do not provide information for particular Securities or other property, an Authorized Person may advise Securities Intermediary regarding the fair market value of, or provide other information with respect to, such Securities or property as determined by it in good faith. Securities Intermediary shall not be liable for any loss, damage or expense incurred as a result of errors or omissions with respect to any pricing or other information utilized by Securities Intermediary hereunder.

11.   As an accommodation to Pledgor and Secured Party, Securities Intermediary may provide consolidated recordkeeping services pursuant to which Securities Intermediary reflects on Account statements Securities not held in Securities Intermediary's vault or for which Securities Intermediary or its nominee is not the registered owner ("Non-Custody Securities").  Non-Custody Securities shall be designated on Securities Intermediary's books as "shares not held" or by other similar characterization.  Pledgor acknowledges and agrees that it shall have no security entitlement against Securities Intermediary with respect to Non-Custody Securities, that Securities Intermediary shall rely, without independent verification, on information provided by Pledgor regarding Non-Custody Securities (including but not limited to positions and market valuations) and that Securities Intermediary shall have no responsibility whatsoever with respect to Non-Custody Securities or the accuracy of any information maintained on Securities Intermediary's books or set forth on account statements concerning Non-Custody Securities.

12.   From time to time Securities Intermediary may make available to each of Pledgor and Secured Party or their agent(s) certain computer programs, products, services, reports or information (including, without limitation, information obtained by Securities Intermediary from third parties and information reflecting Securities Intermediary's input, evaluation and interpretation (collectively, "Tools").  Tools may allow Pledgor and Secured Party or their agent(s) to perform certain analytic, accounting, compliance, reconciliation and other functions with respect to the Account.  By way of example, Tools may assist Pledgor and Secured Party or their agent(s) in analyzing the performance of investment managers appointed by Pledgor or Secured Party, determining on a post-trade basis whether transactions for the Account comply with Pledgor's investment guidelines, evaluating assets at risk, and performing account reconciliations.  Tools may be used only for Pledgor's and/or Secured Party's internal purposes, and may not be resold, redistributed or otherwise made available to third parties.  Tools are the sole and exclusive property of Securities Intermediary and its suppliers.  Pledgor and Secured Party may not reverse engineer or decompile any computer programs provided by Securities Intermediary comprising, or provided as a part of, any Tools.  Information supplied by third parties may be incorrect or incomplete, and any information, reports, analytics or other services supplied by Securities Intermediary that rely on information from third parties may also be incorrect or incomplete.  All Tools are provided "AS IS", whether or not they are modified to meet specific needs of Pledgor or Secured Party and regardless of whether Securities Intermediary is compensated by Pledgor or Secured Party for providing such Tools.  CUSTODIAN DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE TOOLS, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY, TITLE, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE.  ANYTHING IN THESE TERMS AND CONDITIONS  TO THE CONTRARY NOTWITHSTANDING, CUSTODIAN AND ITS SUPPLIERS SHALL NOT BE LIABLE FOR ANY LOSS, COST, EXPENSE, DAMAGE, LIABILITY OR CLAIM SUFFERED OR INCURRED BY CUSTOMER, ITS AGENT(S) OR ANY OTHER PERSON AS A RESULT OF USE OF, INABILITY TO USE, OR RELIANCE UPON ANY TOOLS.

13.  With respect to Securities issued in the United States, the Shareholders Communications Act of 1985 (the "Act") requires Securities Intermediary to disclose to the issuers, upon their request, the name, address and securities position of its customers who are (a) the "beneficial owners" (as defined in the Act) of the issuer's Securities, if the beneficial owner does not object to such disclosure, or (b) acting as a "respondent bank" (as defined in the Act) with respect to the Securities.  (Under the Act, "respondent banks" do not have the option of objecting to such disclosure upon the issuers' request.)  The Act defines a "beneficial owner" as any person who has, or shares, the power to vote a security (pursuant to an agreement or otherwise), or who directs the voting of a security.  The Act defines a "respondent bank" as any bank, association or other entity that exercises fiduciary powers which holds securities on behalf of beneficial owners and deposits such securities for safekeeping with a bank, such as Securities Intermediary.  Under the Act, Pledgor is either the "beneficial owner" or a "respondent bank."

[  X]            Pledgor is the "beneficial owner," as defined in the Act, of the Securities to be held by Securities Intermediary hereunder.
[   ]              Pledgor is not the beneficial owner of the Securities to be held by Securities Intermediary, but is acting as a "respondent bank," as defined in the Act, with respect to the Securities to be held by Securities Intermediary hereunder.
IF NO BOX IS CHECKED, CUSTODIAN SHALL ASSUME THAT CUSTOMER IS THE BENEFICIAL OWNER OF THE SECURITIES.

For beneficial owners of the Securities only:

[   ]            Pledgor objects
[   ]            Pledgor does not object

to the disclosure of its name, address and securities position to any issuer which requests such information pursuant to the Act for the specific purpose of direct communications between such issuer and Pledgor.
IF NO BOX IS CHECKED, CUSTODIAN SHALL RELEASE SUCH INFORMATION UNTIL IT RECEIVES A CONTRARY WRITTEN INSTRUCTION FROM CUSTOMER.

With respect to Securities issued outside of the United States, information shall be released to issuers only if required by law or regulation of the particular country in which the Securities are located.

ARTICLE II
PURCHASE AND SALE OF SECURITIES;
CREDITS TO ACCOUNT

1.  Promptly after each purchase or sale of Securities on behalf of Pledgor, an Authorized Person of Secured Party shall deliver to Securities Intermediary Written Instructions specifying all information necessary for Securities Intermediary to settle such purchase or sale. Securities Intermediary shall account for all purchases and sales of Securities on the actual settlement date unless otherwise agreed by Securities Intermediary.

2.   Pledgor understands that when Securities Intermediary is instructed to deliver Securities against payment, delivery of such Securities and receipt of payment therefor may not be completed simultaneously.  Pledgor assumes full responsibility for all credit risks involved in connection with Securities Intermediary's delivery of Securities pursuant to instructions of Secured Party on behalf of Pledgor.

3.  Securities Intermediary may, as a matter of bookkeeping convenience or by separate agreement with Pledgor, credit the Account with the proceeds from the sale, redemption or other disposition of Securities or interest, dividends or other distributions payable on Securities prior to its actual receipt of final payment therefor.  All such credits shall be conditional until Securities Intermediary's actual receipt of final payment and may be reversed by Securities Intermediary to the extent that final payment is not received.  Payment with respect to a transaction will not be "final" until Securities Intermediary shall have received immediately available funds which under applicable local law, rule and/or practice are irreversible and not subject to any security interest, levy or other encumbrance, and which are specifically applicable to such transaction.

ARTICLE III
 OVERDRAFTS OR INDEBTEDNESS

1.   If Securities Intermediary in its sole discretion advances funds in any currency hereunder or there shall arise for whatever reason an overdraft in an Account (including, without limitation, overdrafts incurred in connection with the settlement of securities transactions, funds transfers or foreign exchange transactions) or if Pledgor is for any other reason indebted to Securities Intermediary, Pledgor agrees to repay Securities Intermediary on demand the amount of the advance, overdraft or indebtedness plus accrued interest at a rate ordinarily charged by Securities Intermediary to its institutional custody customers in the relevant currency.

2.  In order to secure repayment of Pledgor's obligations to Securities Intermediary hereunder, Pledgor hereby pledges and grants to Securities Intermediary a continuing lien and security interest in, and right of set-off against, all of Pledgor's right, title and interest in and to the Accounts and the Securities, money and other property now or hereafter held in the Accounts (including proceeds thereof), and any other property at any time held by it for the account of Pledgor.  In this regard, Securities Intermediary shall be entitled to all the rights and remedies of a pledgee and secured creditor under applicable laws, rules or regulations as then in effect.

3.   Securities Intermediary has the right to debit any cash account for any amount payable by Pledgor in connection with any and all obligations of Pledgor to Securities Intermediary, whether or not relating to or arising under these Global Custody Terms and Conditions.  In addition to the rights of Securities Intermediary under applicable law and other agreements, at any time when Pledgor shall not have honored any and all of its obligations to Securities Intermediary, Securities Intermediary shall have the right without notice to Pledgor to retain or set-off, against such obligations of Pledgor, any Securities or cash Securities Intermediary or an affiliate of Securities Intermediary may directly or indirectly hold for the account of Pledgor, and any obligations (whether matured or unmatured) that Securities Intermediary or an affiliate of Securities Intermediary may have to Pledgor in any currency.  Any such asset of, or obligation to, Pledgor may be transferred to Securities Intermediary and any BNYM Affiliate in order to effect the above rights.